UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _________________.

Commission file number 1-6961

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

        TEGNA 401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            TEGNA Inc.
            8350 Broad Street, Suite 2000
            Tysons, Virginia 22102

TEGNA 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of TEGNA 401(k) Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of TEGNA 401(k) Savings Plan (the “Plan”) as of December 31, 2020 and December 31, 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Arlington, Virginia
June 25, 2021

We have served as the Plan’s auditor since 2018

TEGNA 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019

Assets
Investments, at fair value	$890,787,164	$746,111,657

Notes receivables from participants	4,909,692	4,820,990
Employer contributions receivable	2,140,941	1,452,669
Employee contributions receivable	1,596,986	1,189,041
Due from brokers	350,060	336,444
Total Receivables	8,997,679	7,799,144

Total Assets	$899,784,843	$753,910,801

Liabilities
Accrued expenses	8,583	30,618
Total Liabilities	8,583	30,618

Net Assets Available for Benefits	$899,776,260	$753,880,183

The accompanying notes are an integral part of these financial statements.

TEGNA 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2020

Investment Income:
Interest and dividends	$5,506,473
Net appreciation in fair value of investments	92,908,283
Net investment income	98,414,756

Contributions:
Employer, net	17,448,010
Employee	34,648,322
Rollover	7,924,808
Total contributions	60,021,140

Interest income on notes receivable from participants	259,914
Other additions	195,731
Net additions	158,891,541

Benefits paid to participants	64,221,665
Administrative expenses	1,114,073
Total deductions	65,335,738

Net increase in assets prior to transfer from another plan	93,555,803
Transfers from another plan	52,340,274
Net increase	145,896,077

Net assets available for benefits:
Beginning of year	753,880,183
End of year	$899,776,260

The accompanying notes are an integral part of these financial statements.

TEGNA 401(k) Savings Plan
Notes to Financial Statements

1.Description of the Plan

General

The TEGNA 401(k) Savings Plan (the Plan) is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees who are employed by TEGNA Inc. (the Company or the Plan Sponsor). Certain collective bargaining agreements and personal service contracts may exclude or restrict some employee's participation in the Plan. Certain business units may also be determined to be ineligible for plan participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The TEGNA Benefit Plans Committee (the Committee) is responsible for the general administration of the Plan. The Plan assets are held under trust agreements with Northern Trust Company and Vanguard Fiduciary Trust Company (the Trustees).
The Plan adopted a Safe Harbor plan design effective January 1, 2018, which became effective for all eligible employees upon date of hire regardless of employment status. Company contributions for employees active as of January 1, 2018 became immediately vested. All new future contributions made after this date also 100% vested. A Safe Harbor match was initiated for all match eligible participants, with the Company matching $1 for $1 on the first 4% of participant deferrals.
Participants should refer to the Plan document as amended or the Plan's Summary Plan Description (SPD) for a more complete description of the Plan’s provisions.

The Plan was amended on December 18, 2019 to add automatic deferral contributions (auto-enrollment), effective January 1, 2020 to the Plan for all eligible employees hired or rehired on or after January 1, 2020. This feature sets all eligible employees to be automatically enrolled at pretax election of 4% of compensation (unless they decide to opt out) as of the earliest practicable payroll period after the enrollment date. The Plan was amended on March 20, 2020 to add automatic-escalations, effective April 1, 2020 to the Plan for all eligible employees hired or rehired on or after January 1, 2020 and remains an employee for at least 6 months. This feature sets all eligible employees to have salary deferral election increased annually by 1%, up to a maximum of 10% of compensation (unless they decide to opt out), as of the April 1st automatic adjustment date (each year starting in 2020).

Plan Benefits

Common stock of the Company is allocated to participants based on the matching formula to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in the Company's stock fund to one or more of the other investment funds available in the Plan. Upon a participant's termination of employment, the participant has the right to receive his or her vested interest in all accounts, including any TEGNA Inc. common shares in-kind. Dividends are paid quarterly and reinvested back into company stock.

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 14 core investment options, the TEGNA Stock Fund, and a suite of 12 target date maturity accounts, as well as a self-directed brokerage account. The Plan allocates investment income to participants’ accounts daily.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum or, as elected, through periodic withdrawals. Limited hardship withdrawals and in-service distribution opportunities for eligible participants are also available for active employees.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)
Contributions

A participant may generally contribute, on a before tax and/or a Roth after-tax basis, any percentage amount, from 1% up to 50% of Plan eligible compensation; contributions are made on a payroll period basis. Participants may also contribute rollover amounts representing distributions from other qualified 401(k) plans. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year is eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (Code). However, employer matching contributions shall not be made on catch-up contribution amounts.

The employer match is 100% of the first 4% of compensation that a participant contributes. The employer match was made through issuing common stock from the Company's treasury stock and depositing it in the participants' accounts. Employer match contributions in the Company’s stock totaled approximately $17.4 million for the year ended December 31, 2020.

In August 2019, TEGNA completed its acquisition of WBNS TV, Inc., VideoIndiana, Inc., and RadioOhio Inc. from the Dispatch Printing Company. Per the purchase agreement, employees from this acquisition stayed on the Dispatch Printing Company’s 401(k) Plan through the end of 2019. In December 2019, TEGNA initiated a plan-to-plan transfer of the 401(k) account balances, including loans, of the employees who were actively employed by WBNS TV, Inc., VideoIndiana, Inc., or RadioOhio Inc as of December 31, 2019. All account balances transferred were deemed fully vested. The transferred account balances were initially invested in the Plan’s qualified default investment option until the participants elected to invest in other investment options; except that if a participant had an investment in the Transamerica Stable Value Pooled Fund, such investment would have transferred to the Wells Fargo Stable Value Fund C. The transfer of $52.3 million of Dispatch Printing Company's 401(k) Plan assets into the Plan occurred on January 3, 2020.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan's earnings and is charged with a quarterly flat fee for plan administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Under the terms of the Plan, generally participants can elect to have one outstanding loan borrowed from their accounts in an amount up to 50% of their vested account balance, excluding the Company matching contributions and the related earnings, with a minimum loan of $1,000 and a maximum of $50,000. The loans are collateralized by the balance in participants’ accounts, the interest rate applied to participant loan is updated daily at the prime rate plus 1%. Loans have maturities for a period not to exceed five years. Interest rates ranged from 3.50% to 6.50% at December 31, 2020.

Effective March 30, 2020, the Plan adopted two loan provisions of the Coronavirus Aid, Relief, and Economic Security Act ("CARES") that was signed into law on March 27, 2020. The provisions are as follows:

• The temporary loan repayment deferral provision of the CARES Act allowed qualified Plan participants with Plan loan repayments to defer such repayments for up to one year if the due date of such repayment occurred between March 27, 2020 and December 31, 2020.

• Two new temporary provisions with options for an allowance of an increased loan limit for all qualified Plan participants in addition to a separate option for employees with an existing loan to take out a second loan beginning March 27, 2020 and ending September 23, 2020. Increased loan limit option determined by new formula (lesser of $100,000 or 100% of the vested account balance).

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)
Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive 100% of their vested account balances.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The investments included in the Plan are held at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments bought and sold as well as held during the year.

Plan Expenses

Direct administrative expenses are charged to the participants’ accounts, as provided by the Plan’s provisions. A quarterly plan administrative flat fee is applied to participant accounts to cover a variety of administrative expenses, including recordkeeping, trustee, legal, audit, investment advisor and other services. The Company may elect to pay for certain indirect expenses and such expenses are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)
3.    Parties-in-Interest and Related Party Transactions

At December 31, 2020 the Plan held an investment of 4.4 million share equivalents of the Company's common stock and 3.7 million share equivalents at December 31, 2019. The Plan earned dividend income from the Company's common stock of approximately $1.2 million for the year ended December 31, 2020. For the year ended December 31, 2020, approximately $20.6 million of the Company's common stock was purchased and approximately $11.9 million was sold.

The Plan invests in the Vanguard Institutional Index Fund and various Vanguard Retirement Funds which are sponsored by Vanguard, the Trustee for the Company Stock Funds. Also, certain Plan investments are shares of a short term investment fund and a common collective trust S&P 500 Index Fund which are managed by Northern Trust, the Trustee for all investments except for the Company Stock Funds and self-directed brokerage accounts. Therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules under ERISA. No direct fees were paid by the Plan to the Trustees for investment management services related to these investments for the year ended December 31, 2020.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

4.    Income Tax Status

The Plan received a determination letter from the IRS dated August 29, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Subsequent to this determination by the IRS, the Plan was amended. The Plan administrator has indicated that it will continue to take the necessary steps to operate in compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is not subject to income tax examinations for years prior to 2017.

5.     Reconciliation of Audited Financial Statements to the Form 5500

There are no reconciling items between the Plan's financial statements and the Form 5500 for net assets available for benefits as of December 31, 2020 and 2019 or for net increase in net assets available for benefits for the year ended December 31, 2020.

6.     Fair value measurement

The accounting standard for fair value measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. As such, the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)
The three levels of the fair value hierarchy are described below:

Level 1    Quoted market prices in active markets for identical assets or liabilities;

Level 2    Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3    Unobservable inputs developed using our own estimates and assumptions, which reflect those that a market participant would use.

During 2020, there were no transfers between levels.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation techniques and inputs used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Common collective funds are valued at the NAV established by the fund manager on a daily basis. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. No unfunded commitments exist.

Target date maturity accounts offer portfolios with asset allocations designed for varying retirement dates or the year in which one expects to start drawing on their retirement assets. These portfolios share the common goal of first growing and then later preserving principal and may contain a mix of U.S. common stocks, International stocks, Treasury Inflation Protected securities, U.S. issued bonds and cash. The common collective trust component of the portfolios are valued at their NAV as a practical expedient each business day, and no unfunded commitments exists. The mutual fund component of the portfolio is valued at the daily closing price as reported by the fund.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts consist entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

December 31, 2020	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$61,854,844	$—	$—	$61,854,844
Mutual funds	341,801,548	—	—	341,801,548
Self-directed brokerage accounts	9,308,761	—	—	9,308,761
Total	$412,965,153	$—	$—	$412,965,153

Investments valued using NAV as a practical expedient:
Common collective funds				$134,163,954
Common collective funds - Target date maturity				343,658,057
Total				$477,822,011

Total investments at fair value				$890,787,164

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

December 31, 2019	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$62,140,036	$—	$—	$62,140,036
Mutual funds	307,053,770	—	—	307,053,770
Mutual funds - Target date maturity	253,491,578	—	—	253,491,578
Self-directed brokerage accounts	7,429,762	—	—	7,429,762
Total	$630,115,146	$—	$—	$630,115,146

Investments valued using NAV as a practical expedient:
Common collective funds				$115,996,511

Total investments at fair value				$746,111,657

Fair Value of Investments that calculate Net Asset Value

	Fair Value
Collective Investment Funds	2020	2019	Redemption Frequency	Redemption Notice
U.S. Equity Index	$48,109,909	$42,639,974	Daily	None
Focus Fund/Target Date Maturity	24,027,948	21,837,544	Daily	None
Target Date Maturity	343,658,057	—	Daily	None
U.S. Fixed Income	58,520,991	40,483,561	Daily	None
International Equity	—	6,349,663	Daily	None
Real Estate Fund	3,505,106	4,685,769	Daily	None
Total	$477,822,011	$115,996,511

7.     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.     Subsequent Events

Management evaluated subsequent events for the Plan through the date the financial statements were available to be issued. No material events have occurred since December 31, 2020 that required recognition or disclosure in these financial statements.

TEGNA 401(k) Savings Plan
EIN # 16-0442930 Plan #002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*TEGNA Inc.	Unitized Employer Common Stock Fund
*TEGNA Inc. Common Stock	Common Stock	$61,843,461
*Vanguard Federal Money Market Fund	Mutual Fund	11,383
Total TEGNA Inc.		$61,854,844

American Europacific Growth Fund	Mutual Fund	$29,606,482
Dodge & Cox Inc Fund	Mutual Fund	37,427,050
GMO Trust Benchmark Free Allocation	Mutual Fund	1,528,499
Institutional Emerging Market	Mutual Fund	6,840,368
Large Cap Core Growth Fund	Mutual Fund	97,276,310
MFS Series Trust 1	Mutual Fund	29,252,575
*Vanguard Federal Money Market Fund	Mutual Fund	24,187,270
*Vanguard Institutional Index Fund	Mutual Fund	115,682,994
Total Mutual Funds		$341,801,548

*Northern Trust Short Term Investment Fund	Common Collective Trust	$2,044,386
*NT Global Investments Focus Fund 2015	Common Collective Trust	1,004,300
*NT Global Investments Focus Fund 2020	Common Collective Trust	2,811,796
*NT Global Investments Focus Fund 2025	Common Collective Trust	2,883,963
*NT Global Investments Focus Fund 2030	Common Collective Trust	6,315,515
*NT Global Investments Focus Fund 2035	Common Collective Trust	2,778,330
*NT Global Investments Focus Fund 2040	Common Collective Trust	2,756,168
*NT Global Investments Focus Fund 2045	Common Collective Trust	2,429,735
*NT Global Investments Focus Fund 2050	Common Collective Trust	1,651,654
*NT Global Investments Focus Fund 2055	Common Collective Trust	890,188
*NT Global Investments Focus Fund 2060	Common Collective Trust	506,299
*NT Global Investments Focus Fund Income	Common Collective Trust	311,659
NT Barclays Global Invs N A Invt Funds	Common Collective Trust	7,360,724
BlackRock Russell 2500 Index	Common Collective Trust	21,242,740
BlackRock Bond Index	Common Collective Trust	18,886,434
BNY Mellon Real Estate Fund	Common Collective Trust	3,505,106
Goldman Sachs Stable Value Collective Trust	Common Collective Trust	28,205,125
FIAM Small/Mid Cap Core Commingled Pool	Common Collective Trust	18,159,996
Wells Fargo Stable Value Fund	Common Collective Trust	1,712,663
*NT Collective S&P500 Index Fund	Common Collective Trust	8,707,173
Total Common Collective Trusts		$134,163,954

TEGNA 401(k) Savings Plan
EIN # 16-0442930 Plan #002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2020

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*Vanguard Target Retirement Fund 2015	Common Collective Trust - Target Date Maturity	$13,367,501
*Vanguard Target Retirement Fund 2020	Common Collective Trust - Target Date Maturity	34,487,557
*Vanguard Target Retirement Fund 2025	Common Collective Trust - Target Date Maturity	63,597,299
*Vanguard Target Retirement Fund 2030	Common Collective Trust - Target Date Maturity	63,464,444
*Vanguard Target Retirement Fund 2035	Common Collective Trust - Target Date Maturity	50,913,633
*Vanguard Target Retirement Fund 2040	Common Collective Trust - Target Date Maturity	40,252,945
*Vanguard Target Retirement Fund 2045	Common Collective Trust - Target Date Maturity	33,988,756
*Vanguard Target Retirement Fund 2050	Common Collective Trust - Target Date Maturity	23,527,906
*Vanguard Target Retirement Fund 2055	Common Collective Trust - Target Date Maturity	9,973,730
*Vanguard Target Retirement Fund 2060	Common Collective Trust - Target Date Maturity	3,382,817
*Vanguard Target Retirement Fund 2065	Common Collective Trust - Target Date Maturity	1,749,150
*Vanguard Target Retirement Fund Income	Common Collective Trust - Target Date Maturity	4,952,319
Total Mutual Fund - Target date maturity		$343,658,057

*Vanguard Brokerage Option	Self-Directed Brokerage Accounts	9,308,761

*Loans to participants	Interest rates on loans are 3.50% - 6.50% with varying maturities with a maximum credit term of 60 months	4,909,692

Total Investments		$895,696,856

* Party-in-interest

Note: Cost information has not been presented as all investments are participant directed.

TEGNA 401(k) Savings Plan
EIN # 16-0442930 Plan # 002
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
For the year ended December 31, 2020

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expenses incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

Category (i) - Single transactions exceeding 5% of fair value of Plan assets at the beginning of the year. Five percent of $753,880,183 is $37,694,009.
NT Collective Gov STIF		$52,178,006	$52,178,006			$52,178,006	$52,178,006

Category (iii)) - Series of transactions that exceed more than 5% of current value of Plan assets. Five percent of $753,880,183 is $37,694,009.
NT Collective Gov STIF		$52,340,273				$52,340,273	$52,340,273
NT Collective Gov STIF			$52,376,093			$52,376,093	$52,376,093

There were no Category (ii) or (iv) reportable transactions during the year ended December 31, 2020.

* Party-in-interest

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEGNA 401(k) Savings Plan

Date: June 25, 2021	By:	/s/ Jeffery Newman
Jeffery Newman
Senior VP, Chief Human Resource Officer

EXHIBITS

Exhibit Number        Description of Exhibit

23.1	Consent of PricewaterhouseCoopers LLP
Independent Registered Public Accounting Firm